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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (AMENDMENT NO. 4)


                             Hilite Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   43153 10 1
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                                 (CUSIP Number)

                               Joseph W. Carreras
                              Hilite Holdings, LLC
                                 Terminal Tower
                                50 Public Square
                                   32nd Floor
                              Cleveland, Ohio 44113
                                 (216) 771-6700

                                 with a copy to:

                           Christopher M. Kelly, Esq.
                             Patrick J. Leddy, Esq.
                           Jones, Day, Reavis & Pogue
                               901 Lakeside Avenue
                              Cleveland, Ohio 44114
                                 (216) 586-3939
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 30, 1999
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             (Date of Event which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [_]

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.




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   CUSIP NO. 43153 10 1                     SCHEDULE 13D
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         1        Names of Reporting Persons
                  I.R.S. Identification Nos. of above persons (entities only)

                  Hilite Holdings, LLC

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         2        Check the Appropriate Box if a Member of a Group*    (a) [X]
                                                                       (b) [ ]
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         3        SEC Use Only
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         4        Source of Funds*
                  WC
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         5        Check if Disclosure of Legal Proceedings Is Required Pursuant
                  to Items 2(d) or 2(e)         [ ]
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         6        Citizenship or Place of Organization
                  State of Delaware
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Number of         7        Sole Voting Power:  1,726,397 shares of common stock,
Shares Bene-               par value of $0.01 per share**
ficially Owned    --------------------------------------------------------------
by Each           8        Shared Voting Power: None
Reporting         --------------------------------------------------------------
Person With       9        Sole Dispositive Power: 1,726,397 shares of common
                           stock, par value of $0.01 per share**
                  --------------------------------------------------------------
                  10       Shared Dispositive Power: None

--------------------------------------------------------------------------------
         11       Aggregate Amount Beneficially Owned by Each Reporting Person:
                                               1,726,397 shares of common stock,
                                               par value of $0.01 per share**
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         12       Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares*  [ ]
--------------------------------------------------------------------------------

         13       Percent of Class Represented by Amount in Row (11):  88.9%**
--------------------------------------------------------------------------------
         14       Type of Reporting Person*

                           OO
-------------------------------------------------------------------------------
     *   SEE INSTRUCTIONS BEFORE FILLING OUT!

     **  See Item 5 below.



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ITEM 1. SECURITY AND ISSUER

On May 7, 1999, Hilite Holdings, LLC ("Buyer") filed a Statement on Schedule 13D (the "Schedule 13D") with the Securities and Exchange Commission (the "Commission") in respect of its beneficial ownership of certain shares of common stock, par value of $0.01 per share (the "Shares"), of Hilite Industries, Inc., a Delaware corporation (the "Company").

This Amendment No. 4 amends the Schedule 13D and Amendments No. 1, 2 and 3 to the Schedule 13D filed with the Commission by Buyer, Hilite Mergeco, Inc. ("Merger Subsidiary"), and the James E. Lineberger, Jr. Trust, the Geoffrey S. Lineberger Trust, the Christopher Lineberger Trust, The Brady Family Limited Partnership, Samuel M. Berry, Chris A. Curto, Arthur D. Johnson, Ronald E. Reinke, Donald M. Maher, Willie Vercher and Dr. Krishnamurthy Sundararajan on May 20, 1999, May 27, 1999, and June 8, 1999, respectively.

This Amendment No. 4 is filed by Buyer to reflect the issuance by the Company, and the purchase by Buyer, of 44,983 additional Shares on June 30, 1999.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The source of funds for the purchase of the additional 44,983 Shares by Buyer on June 30, 1999 was the working capital of Buyer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The following table sets forth, as of the date hereof, the beneficial ownership of Shares of the following persons:


                   Name and Address of             Amount and Nature of               Percent of
                    Beneficial Owner               Beneficial Ownership                  Class
                   ------------------              --------------------                 ------
Hilite Holdings, LLC
Terminal Tower
50 Public Square
32nd Floor
Cleveland, Ohio  44113                                 1,726,397                        88.9%

James E. Lineberger, Jr. Trust
1120 Boston Post Road
Darien, CT  06820                                         29,240                         1.5%

Geoffrey S. Lineberger Trust
1120 Boston Post Road
Darien, CT  06820                                         29,240                         1.5%

Christopher Lineberger Trust
1120 Boston Post Road
Darien, CT  06820                                         29,239                         1.5%

Samuel M. Berry
c/o Hilite Industries, Inc.
1671 S. Broadway
Carrollton, TX  75006                                     21,053                         1.1%



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



                   Name and Address of           Amount and Nature of               Percent of
                    Beneficial Owner             Beneficial Ownership                  Class
                    ----------------             --------------------                  -----
Arthur D. Johnson
c/o Hilite Industries, Inc.
1671 S. Broadway
Carrollton, TX  75006                                   13,900                           *

Donald M. Maher
c/o Hilite Industries, Inc.
1671 S. Broadway
Carrollton, TX  75006                                    9,035                           *

The Brady Family Limited Partnership
2845 Parkwood Lane
Aurora, IL  60504                                        7,018                           *

Ronald E. Reinke
c/o Hilite Industries, Inc.
1671 S. Broadway
Carrollton, TX  75006                                    9,800                           *

Chris A. Curto
c/o Hilite Industries, Inc.
1671 S. Broadway
Carrollton, TX  75006                                    3,500                           *

Willie Vercher
c/o Hilite Industries, Inc.
1671 S. Broadway
Carrollton, TX  75006                                    5,250                           *

Dr. Krishnamurthy Sundararajan
c/o Hilite Industries, Inc.
1671 S. Broadway
Carrollton, TX  75006                                    5,250                           *

--------------

*        Less than one percent


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                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 9, 1999



                                    HILITE HOLDINGS, LLC

                                    By: /s/ JOSEPH W. CARRERAS
                                       -----------------------------------------
                                             Name: Joseph W. Carreras
                                             Title: President








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